[Letterhead of Citigroup Inc.]

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CITIGROUP INC.

FOR CERTAIN PORTIONS OF THIS LETTER PURSUANT TO RULE 83.

June 2, 2009

VIA EDGAR CORRESPONDENCE

Kevin W. Vaughn

Branch Chief

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549-7553

Re:	Citigroup Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

(Filed February 27, 2009, File No. 001-09924)

Form 10-Q for the Quarterly Period Ended March 31, 2009

(Filed May 11, 2009, File No. 001-09924)

Dear Mr. Vaughn:

Enhancement of the overall disclosures in filings by Citigroup Inc. (“Citigroup,” the “Company,” or “we”) is an objective that we share with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and one that we consider in all our filings. This letter sets forth the responses of Citigroup to certain of the comments of the Staff contained in the Staff’s letter dated May 26, 2009. Please note that the version of this letter filed via EDGAR omits confidential information included in the unredacted version of the letter that was delivered to the Staff and the redactions are denoted in the EDGAR-filed version by bracketed asterisks (“[***]”).

Citigroup will file amendments to its (a) Registration Statement on Form S-4 filed on May 13, 2009, (b) Preliminary Proxy Statement (Public Preferred Proxy Statement) filed on May 13, 2009 and (c) Preliminary Proxy Statement (Common Stock Proxy Statement) filed on May 13, 2009 at a later date, and will respond to the Staff’s comments on those documents at that time.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by our response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 11. Income Taxes, page 152

18.	Please refer to our prior comment 2 in our letter dated May 8, 2009. As noted in our prior comment, the staff is continuing to focus on your “stress” scenario as opposed to your regular projections. Please address the following:

a.	In light of the higher annualized level of Q1 2009 actual marks (and not disclosed marks), as compared to the level of 2009 forecasted marks, please tell us whether you have revised your 2009 or future projections.

We advise the Staff that Citigroup has not yet revised its 2009 or future projections of 2009 disclosed marks in light of the higher annualized level of Q1 2009 actual disclosed marks. Citigroup is in the process of updating its 2009 financial estimates as part of its quarterly forecasting process. Citigroup will have updates for the second through fourth quarters of 2009, which will include new business unit projections and estimates of marks. The projections will be ready in the beginning of July prior to Citigroup’s second quarter earnings release.

Confidential Treatment Requested by Citigroup Inc.

b.	Please tell us whether you have revised any of your assumptions in the stress scenario as a result of the finalization of the new credit card rules. Additionally, it was unclear from your response why you assumed one year of annual run rate impact in reaching your conclusion that you would still be able to realize the full amount of deferred tax assets, as opposed to multiple years that would appear to be impacted if you were not able to offset the reduced revenues.

Citigroup has not revised its deferred tax asset stress scenario as a result of the new credit card rules. As noted in our letter to the Staff dated April 24, 2009, however, stress case forecasted income would need to decline by [***] before any amount of DTAs would not be realized. Moreover, Citigroup determined the [***] by assuming that the entire [***] decline occurred in 2009. This created the most conservative assumption possible with regard to net operating loss (NOL) carryover and foreign tax credit (FTC) utilization. In our letter dated May 20, 2009, we provided a preliminary estimate of a [***] annual run rate reduction of revenues for the impact of UDAP, which reflected only the effect of new bank regulations. As a result of the passage of new legislation that was signed into law on May 22, 2009, we have increased our estimate of the decrease in annual revenues run rate to [***]. If Citigroup instead assumed a [***] per year decline in forecasted income for all future periods to account for the new credit card rules, its NOL and FTC carryovers would be utilized before the approximately [***] years it would take for the [***] per year to result in an equivalent [***] income decline. Moreover, the preliminary estimate of [***] per year is conservative because it does not include mitigation efforts being considered.

19.	Please refer to our prior comment 3 in our letter dated May 8, 2009. While the staff understands that any ODLs incurred prior to 2007 would not be eligible to be recharacterized under the American Jobs Creation Act in 2004, in order to provide further evidence about your expectations about the timing of the recharacterization of the ODLs as foreign source income, please provide the following information:

a.	Tell us whether you had any ODLs prior to 2007, the most recent period in which you had U.S. income and how frequently this occurred in the past few years.

Since the formation of Citigroup in 1998, it has had significant positive U.S. income in each year leading up to 2007, so there were no ODLs.

Confidential Treatment Requested by Citigroup Inc.

b.	Given the significant time period before you expect to be able to recharacterize any of these ODLs, and the relatively short period before you fully recharacterize all of your significant ODLs, particularly given the limitations of the Act on the amounts that can be utilized each year, please discuss the steps you plan to take to achieve the recharacterization of ODLs in the timeline indicated in your letter. Please ensure your response indicates any key strategies you plan to take to achieve your expectations, including shifting operations or activities from different countries and indicate how you developed the plans given the significant forward looking nature of your expectations.

As stated in our letter dated May 20, 2009, ODL recharacterization will begin in [***] and Citigroup will fully utilize its FTC carryforwards by [***]. Citigroup has no need to take specific steps to achieve the recharacterization of ODLs, nor is there a reason to shift operations between countries to obtain a desired result.

To clarify, the ability of a taxpayer to utilize FTCs depends on having sufficient net foreign source income to absorb current period credits and any FTC carryovers. Citigroup has historically generated more than enough foreign source income from its operations to utilize all current period FTCs. Additionally, 50% of domestic income will be recharacterized as foreign source income under the ODL rules. This additional FTC limitation will create the capacity to absorb FTC carryovers from prior years. Thus, Citigroup expects to be able to utilize carryforward FTCs by [***] either through directly generating foreign source taxable income, or by having domestic taxable income recharacterized as foreign source income through the recapture of some or all of its cumulative ODLs.

c.	Finally, please ensure your response indicates whether there are any timing restrictions on the recharacterization of ODLs in the American Jobs Creation Act of 2004.

There are no timing restrictions on the recharacterization of ODLs in the American Jobs Creation Act of 2004.

Note 23. Securitization and Variable Interest Entities, page 175

20.	We note your responses to prior comments 5, 6, 7 and 8 in our letter dated May 8, 2009. We continue to evaluate your responses, and will address your responses in a supplemental comment letter.

Citigroup acknowledges the Staff’s comment and will await a supplemental comment letter.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Notes to Consolidated Financial Statements

Note 13. Preferred Stock, page 96

21.	Please tell us and revise your future filings to more clearly disclose the nature of the reset provisions in the preferred stock agreement that led to the reset of the convertible preferred stock conversion price. Specifically discuss the extent to which additional resets could occur in the future, and describe the conditions under which such resets could occur.

Under the terms of sale of Citigroup’s convertible preferred stock to certain private investors (the “Transaction”), the conversion price was subject to adjustment upon the occurrence of certain contingent events occurring subsequent to issuance of the convertible preferred stock through the first anniversary of the closing of the Transaction. The following events resulted in the reset of the conversion price in January of 2009:

1)	Citigroup issued shares of common stock in April 2008 at a price less than the reference price of the convertible preferred stock.

2)	Citigroup issued warrants to purchase common stock in 2008 and 2009 where (x) the price per share of common stock used to price such securities was less than the reference price of the convertible preferred stock and (y) the conversion price for such securities was less than the conversion price of the convertible preferred stock.

As a result of the above events, the conversion price of the convertible preferred stock has been reset and no further resets can occur under this provision given the expiration of the one-year reset period.

Other than securities containing customary anti-dilution provisions, Citigroup’s only outstanding instruments subject to potential resets are the warrant to purchase 210,084,034 shares of common stock issued to the U.S. Treasury on November 28, 2008, the warrant to purchase 188,501,414 shares of common stock issued to the U.S. Treasury on December 31, 2008 and the warrant to purchase 66,531,728 shares of common stock issued to the U.S. Treasury on January 15, 2009 (the “Warrants”). Under the terms of the Warrants, the number of shares of common stock for which the Warrants are exercisable and the exercise price of the Warrants will be subject to a reset if, prior to the third anniversary of issue date of the Warrants, Citigroup issues shares of common stock (or rights or warrants or other securities exercisable or convertible into or exchangeable for shares of common stock) (collectively, “Convertible Securities”) without consideration or at a consideration per share (or having a conversion price per share) that is less than 90% of the market price of Citigroup’s common stock on the last trading day preceding the date of the agreement on pricing such shares (or such convertible securities), subject to specified exceptions.

Citigroup will expand the disclosure in its future filings to both more clearly disclose the nature of the reset of the convertible preferred stock in January 2009 as well as discuss the resets that could occur with respect to the Warrants issued to the U.S. Treasury.

Confidential Treatment Requested by Citigroup Inc.

Note 16. Derivative Activities, page 115

22.	Please tell us the extent to which your first quarter results were impacted by the early settlement of derivative contracts where the counterparty was AIG. If your results were impacted by such activities, please tell us and revise your future filings to discuss the circumstances surrounding the settlements, quantify the notional amount of the contracts involved, the amount of the gain or loss upon early settlement, and identify the line item in which such amounts are presented.

The table below provides summary information regarding derivative contracts where the counterparty was AIG. The table shows the contracts outstanding as of December 31, 2008 and those settled in the first quarter of 2009 prior to contractual maturity. These settled contracts comprised primarily of commodity ([***] contracts), foreign currency ([***] contracts) and interest rate ([***] contracts) derivatives, and included just [***] credit default swap contracts (with a net fair value of less than [***] and a notional amount of less than [***]). To put these amounts in context, we note that Citigroup’s derivative trading portfolio had a total notional value of $32 trillion and a gross fair value of receivables and payables of over $1.1 trillion each at December 31, 2008. We also note that AIG’s March 15, 2009 press release listed the top 20 counterparties to those transactions, and Citigroup was not included in that list. Accordingly, given the immateriality of the AIG-specific amounts as compared to Citigroup’s total derivative trading portfolio, coupled with the fact that a certain level of early settlements are common and part of Citigroup’s normal course of business, Citigroup does not believe it is necessary or useful to investors to include the detailed information requested by the Staff in its future filings.

	Number of Contracts		Notional Amounts			MTM Receivable			MTM Payable			Net MTM			Margined
December 31, 2008	[***	]	$	[***	]	$	[***	]	$	[***	]	$	[***	]	[***	]
Q1 Early Settlement	[***	]	$	[***	]	$	[***	]	$	[***	]	$	[***	]	[***	]

All dollar values shown are in millions and reflect December 31, 2008 values. Margin % was computed by comparing the net value of margined transactions to the net value of all transactions. All changes in the value of derivative contracts are recognized in Principal Transactions in the income statement.

Exhibit 10.13

23.	Please confirm that the company has filed Exhibit 10.13 in its entirety. We note, in particular, the reference on page 7 to a Preliminary Compensation Statement Attachment that is not included as part of the exhibit.

We believe Exhibit 10.13 should be considered to have been filed in its entirety, without the “Preliminary Compensation Statement” that is referred to as an attachment on page 7. The Preliminary Compensation Statement is the “preliminary salary worksheet” referred to and described on page 1 of Exhibit 10.13. As stated on page 1, it represents only an estimate of prospective net pay during the assignment period based on base salary at the start of the assignment (with no provision for incentive compensation), and assumptions about domestic and foreign tax rates, personal circumstances and other factors. It is a mere example or illustration of the potential application of the Letter of Understanding, which is certain not to reflect the actual future facts on which compensation amounts will be determined. It does not set forth or refer to any additional material or immaterial terms or conditions in respect of the Letter of Understanding. Actual compensation and expatriate benefits paid to the executive in connection with the assignment are and, if applicable, will continue to be, disclosed in the appropriate sections of Citigroup’s annual proxy statement pursuant to Item 402 of Regulation S-K.

*********

In connection with responding to the Staff’s comments, Citigroup acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and that Citigroup may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Edward J. Kelly, III
Edward J. Kelly, III Chief Financial Officer